Creative Medical Technology Holdings, Inc.

211 E Osborn Road

Phoenix, Arizona 85012

October 10, 2024

Via Edgar

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	Creative Medical Technology Holdings, Inc. Registration Statement on Form S-3 Filed October 4, 2024 File No. 333-282512 Request for Acceleration

Dear Ms. Gama:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Creative Medical Technology Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. on Tuesday, October 15, 2024, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Pachulski Stang Ziehl & Jones LLP, counsel to the Company, at (646) 483-5497, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer